Exhibit 21.1

LIST OF SUBSIDIARIES OF DRAGONFLY ENERGY HOLDINGS CORP.

Name	Jurisdiction of Incorporation or Organization
Dragonfly Energy Corp.	Nevada
Dragonfly CellTech Inc.	Ontario, Canada
Battle Born Battery Products, LLC	Nevada